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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Varsity Group Inc.

(Name of Subject Company)

Varsity Group Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

9222811
(CUSIP Number of Class of Securities)

James M. Craig
Chief Executive Officer
2677 Prosperity Avenue, Suite 250
Fairfax, Virginia 22031
(202) 667-3400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Anthony J. Richmond
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 3 amends and supplements Items 8 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on March 7, 2008 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule 14D-9") by Varsity Group Inc. (the "Company"), a Delaware corporation, relating to a cash tender offer (the "Offer") to purchase all of the Company's common stock, par value $0.0001 per share (the "Shares"), at a price of $0.20 per Share net to sellers in cash, without interest and subject to any required withholding taxes, made by VGI Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of VGI Holdings Corp., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, filed with the SEC on March 7, 2008 (as amended or supplemented from time to time, the "Schedule TO"). The terms and conditions of the Offer are set forth in the Agreement and Plan of Merger, dated as of February 22, 2008 ("Merger Agreement"), Purchaser's offer to purchase, dated March 7, 2008 (as amended or supplemented from time to time), and the related letter of transmittal (as amended or supplemented from time to time), which are filed as exhibits to the Schedule TO.

        Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.    Additional Information

        Item 8 is hereby amended and supplemented by adding the following Item 8(i):

"(i)    Extension of Offer

        On April 7, 2008, Follett issued a press release announcing that Purchaser has extended the Expiration Date of the Offer until 7:00 p.m., New York City time, on Friday, April 11, 2008. The Offer was previously set to expire at 12:00 midnight, New York City time, on Friday, April 4, 2008. One of the conditions to the closing of the Offer set forth in the Merger Agreement was the delivery of an audit opinion on the financial statements of the Company for the year ended December 31, 2007. The Company informed Follett that the audit of its financial statements would not be completed by Friday, April 4, 2008, but expected such audit to be completed during the week of April 7, 2008. The depositary for the Offer reported that as of midnight on April 4, 2008, Purchaser had received approximately 15,874,739 Shares tendered into the Offer, including 887,408 Shares tendered by guaranteed delivery, representing approximately 83.7% of the outstanding Shares.

        A copy of the press release is included as Exhibit (a)(11) hereto and is incorporated by reference herein."

Item 9.    Exhibits

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(11)	Press Release issued by Follett Corporation on April 7, 2008 (incorporated by reference to Exhibit (a)(2)(I) to the Schedule TO of VGI Acquisition Corp. and VGI Holdings Corp. (File No. 005-60967) filed with the SEC on April 7, 2008).

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VARSITY GROUP INC.
By:	/s/ JAMES M. CRAIG
Name:	James M. Craig
Title:	Chief Executive Officer, President and Chief Financial Officer

Date: April 7, 2008

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  Item 8. Additional Information
  Item 9. Exhibits
SIGNATURE